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                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2624
                                 (617) 951-7000
                               Fax: (617) 951-7050


                                         April 30, 1999

The Hudson River Trust
1345 Avenue of the Americas
New York, New York 10105

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the offer and sale by The Hudson River Trust, a Massachusetts business trust (the "Trust"), of shares of beneficial interest, $0.00001 par value (the "Shares"), of its Aggressive Stock Portfolio, Balanced Portfolio, Common Stock Portfolio, Conservative Investors Portfolio, Equity Index Portfolio, Global Portfolio, Growth and Income Portfolio, Growth Investors Portfolio, High Yield Portfolio, Intermediate Government Securities Portfolio, International Portfolio, Small Cap Growth Portfolio, Money Market Portfolio and Quality Bond Portfolio (each, a "Series") pursuant to a registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933 as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's By-Laws, as amended, and its Agreement and Declaration of Trust, as amended (the "Declaration of Trust"), on file in the office of the Secretary of The Commonwealth of Massachusetts and such other documents as we have deemed necessary for the purposes of this opinion.

     We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, as Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly know as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims

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Hudson River Trust                    -2-                        April 30, 1999


shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of the property of a Series for all loss and expense of any shareholder of that Series held personally liable solely by reason of his or her having been a shareholder of that Series. Thus, the risk of shareholder liability is limited to circumstances in which the particular Series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.


                                        Very truly yours,

                                        ROPES & GRAY

                                        Ropes & Gray